October 18, 2005

Mail Stop 4561

MacAllister Smith
President
Pipeline Data Corporation
1515 Hancock Street, Suite 301
Hancock Plaza
Quincy, MA 02169

      Re:	Pipeline Data, Inc.
			Schedule 14C Information Statement
			Filed September 30, 2005
			File No. 0-50611

Dear Dr. Smith:

      This is to advise you that we have limited our review of the above information statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Proposal II

Approval of the Reverse Stock Split
1. We note that you intend to pay cash for the sale of fractional shares by shareholders in connection with the reverse stock split. Please revise to disclose the amount to be paid for each fractional share, or alternatively, the formula to be used to calculate the cash out payment amount for each fractional share.


*	*	*

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3694.

Sincerely,



Owen Pinkerton
Senior Counsel

cc: 	Sheila Corvino, Esq.  (via facsimile)

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MacAllister Smith
Pipeline Data Corporation
October 18, 2005
Page 1